May 12, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Barbara C. Jacobs

Maryse Mills-Apenteng

Katherine Wray

Craig Wilson

Laura Veator

Re:                             TrueCar, Inc.

Registration Statement on Form S-1

File No. 333-195036

Acceleration Request

Requested Date:                                            May 15, 2014

Requested Time:                                        4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), TrueCar, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-195036) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling David J. Segre at (650) 849-4554.

In connection with the acceleration request, the Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

* * * *

Sincerely,

TRUECAR, INC.

By:	/s/ Troy Foster
Troy Foster
Chief Legal and Compliance Officer

cc:                                Scott Painter, TrueCar, Inc.

Michael Guthrie, TrueCar, Inc.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

David J. Segre, Wilson Sonsini Goodrich & Rosati, P.C.

Damien Weiss, Wilson Sonsini Goodrich & Rosati, P.C.

Christopher L. Kaufman, Latham & Watkins LLP

Steven B. Stokdyk, Latham & Watkins LLP